AKRION, INC.

6330 Hedgewood Drive, Suite 150

Allentown, Pennsylvania 18106

October 29, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford, Esquire

Re:	Akrion, Inc.
Registration Statement on Form S-1 (File No. 333-142930)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Akrion, Inc. (“Akrion”) hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-142930) (the “Registration Statement”).

Akrion requests the withdrawal of the Registration Statement because it has decided not to pursue the offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective, and no shares of common stock of Akrion have been sold under the Registration Statement. Pursuant to Rule 477(c), Akrion advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application for withdrawal, please contact Richard J. Busis of Cozen O’Connor, counsel to Akrion, in connection with the Registration Statement, at (215) 665-2756. Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned by facsimile at (610) 391-1982, with a copy to Richard Busis at (215) 701-2456.

Very truly yours,

AKRION, INC.

By:	/s/ James S. Molinaro
James S. Molinaro Chief Executive Officer

cc:	Richard J. Busis, Cozen O’Connor